Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer

New Pacific Metals Corp. (the “Issuer”)
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

2.	Date of Material Change

January 21, 2022

3.	News Release

The news release dated January 24, 2022, was disseminated via Cision and subsequently filed on SEDAR.

4.	Summary of Material Change

Effective January 24, 2022, Dr. Mark Cruise resigned as CEO and a director of the Issuer and Dr. Rui Feng was appointed as CEO. The board of directors of the Issuer is now comprised of Dr. Feng, Terry Salman, Jack Austin, David Kong, Martin Wafforn and Maria Tang. Dr. Feng has stepped down as the Chairman of the Board and Terry Salman has been appointed as the Chairman of the Board.

5.	Full Description of Material Change

See attached news release dated January 24, 2022 and filed on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been intentionally omitted from this form on the basis that it is confidential.

8.	Executive Officer

The name and telephone number of the executive officer of the Issuer who is knowledgeable about the material change and this Report is:

Yong-Jae Kim
General Counsel and Corporate Secretary
Telephone: 604-633-1368

9.	Date of Report

January 27, 2022.

NEWS RELEASE

Appointment of CEO and Chairman of the Board

VANCOUVER, BRITISH COLUMBIA – JANUARY 24, 2022 – New Pacific Metals Corp. (“New Pacific” or the “Company”) (TSX: NUAG; NYSE American: NEWP) announces that the board of directors (the “Board”) has accepted the resignation of Dr. Mark Cruise as Chief Executive Officer (“CEO”) and as director of Board of New Pacific. The Company wishes Dr. Cruise well in his future endeavours.

The Board has appointed Dr. Rui Feng as the CEO. Dr. Feng is the founder of the Company and served as CEO until April 27, 2020. Dr. Feng has stepped down as the Chairman of the Board and Terry Salman has been appointed as the Chairman of the Board.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects, including the flagship Silver Sand Project, the Silverstrike Project and the Carangas Project, all of which are located in Bolivia. The Company is focused on progressing the development of the Silver Sand Project, while growing its Mineral Resources through the exploration and acquisition of properties in the Americas.

For further information, please contact:

Stacey Pavlova, CFA
VP, Investor Relations and Corporate Communications
New Pacific Metals Corp.
Phone: (604) 633-1368
U.S. & Canada toll-free: 1-877-631-0593
E-mail: info@newpacificmetals.com
www.newpacificmetals.com

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